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                              March 18, 2021

       Ricardo Haynes
       Chief Executive Officer
       Bear Village, Inc.
       4002 Hwy 78, Suite 530 #296
       Snellville, GA 30039

                                                        Re: Bear Village, Inc.
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed February 24,
2021
                                                            File No. 024-11359

       Dear Mr. Haynes:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 10, 2021 letter.

       Amendment No. 3 to Offering Statement on Form 1-A

       General

   1. We reissue comment 2 in part. Part I Item 3 indicates you provide Rule 262(d) "bad actor" disclosure;
however, we are unable to locate such disclosure, and you did not provide a response
letter. Please revise to reconcile the apparent inconsistency. Please advise us of any prior
and planned sales activity of Network 1.
   2. We reissue comment 3 in part. Please provide the principal occupations and employment of the officers and
directors during the last five years and the name and principal business of any corporation or
other organization in which the occupations and employment were carried on.
 Ricardo Haynes
Bear Village, Inc.
March 18, 2021
Page 2
Risk Factors
Risks relating to this Offering and our shares
Investors in this offering may not be entitled to a jury trial...., page 8

3. We reissue comment 4 in part. The form of subscription agreement indicates it will be governed by the laws of Georgia and the provision refers to the Court of Chancery in
         Wyoming. Please reconcile. In addition, the forum selection provision in the form of subscription agreement identifies the Court of Chancery of the State of Wyoming as the
         exclusive forum for all actions or proceedings relating to the agreement. The risk factor disclosure indicates that the provision will apply to claims under the federal securities laws. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or
         Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange
         Act. Please revise to provide similar disclosure regarding the waiver of jury trial provision
Bear Village Asset Holdings TN, LLC, page 19

4. We reissue comment 7. We note the statement that you have "teamed with regional and national industry leaders." We also note the statements on pages 1 and 6 that your project
       "will continue to receive tremendous support at the community, city, county and state levels" and that you have "partnerships with other national companies." Please revise to clearly disclose the bases for these statements and the statement that [t]he Lodge,
       Condominium operations and amenities will provide the $100 million dollar resort project with over $10 million (stabilization +2 years) in operational income per
year.    If you
       have arrangements or agreements with leaders or companies please file them as material contracts. In addition, disclose the basis for all material assumptions underlying revenue and LastNameRicardo
FirstName  cost projections forHaynes
                                the condominium units to be constructed.
Comapany
5.         NameBear
      We reissue  priorVillage,
                        comment Inc.6. Please revise or provide a response advising us why you
March believe
      18, 2021the disclosure
                Page 2       is not material.
FirstName LastName
 Ricardo Haynes
FirstName  LastNameRicardo Haynes
Bear Village, Inc.
Comapany
March      NameBear Village, Inc.
       18, 2021
March3 18, 2021 Page 3
Page
FirstName LastName
Security Ownership of Management and Certain Security Holders, page 44

6. Please provide a beneficial ownership table; include a percent of class column in the table and the addresses of the individuals listed. See Item 12 of Form 1-A.

Independent Auditors' Report, page F-2

7. We note that the auditor's consent refers to an explanatory paragraph in the audit report for a going concern modification. We also note that the audit report does not include the explanatory paragraph. Please address this inconsistency.
Statement of Stockholder's Equity, page F-5

8. We reissue comment 10. Please tell us why the 100,000 shares of Series A preferred stock issued to your principal shareholders have not been reflected in your financial statements.
Statement of Cash Flows, page F-6

9. We reissue comment 11. Please explain why your balance sheet reflects a cash balance of
         $100,000, the liquidity and capital resources section of the MD&A discloses a cash balance of $10,615 and the statement of cash flows reflects $0 cash and cash equivalents as of September 30, 2020. In addition, tell us how the $100,000 notes payable have been reflected in the statement of cash flows.
10. Please tell us why you have recorded a $30,000 cash inflow for the issuance of shares when the statement of stockholders' equity reflects receipt of $130,000 for issuance of shares.
Note 1 - Organization and Nature of the Business, page F-7

11. We reissue comment 12 in part. Your disclosure in Note 2 continues to discuss revenue from advisory services and underwriting and Note 5 continues to discuss broker dealer regulations. Please explain these disclosures in the context of your proposed business model or revise.
 Ricardo Haynes
FirstName  LastNameRicardo Haynes
Bear Village, Inc.
Comapany
March      NameBear Village, Inc.
       18, 2021
March4 18, 2021 Page 4
Page
FirstName LastName
Notes to Financial Statements, page F-7

12. We note that you have significantly decreased the amount recorded for Property, Plant and
         Equipment and recharacterized the amount as "Other assets" on your balance sheet. We also note that you have significantly decreased the amount recorded for Notes Payable on your balance sheet. Please explain to us why your balance sheet has changed materially since the last amendment and whether these changes have been audited. As previously requested, please include notes to the financial statements to address the substance of
         Other assets previously characterized as Property, Plant and Equipment and Notes Payable
         as of September 30, 2020, including but not limited to material terms and relevant accounting policies.
       You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Donald Keer